FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

27 May 2011

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Barbican, London today, the following speeches were given by Group Chairman, Douglas Flint, and Group Chief Executive, Stuart Gulliver.

Group Chairman, Douglas Flint, said:

Since we met last year, there have been important changes to the executive management team, so let me start with some introductions.

When I sat at this meeting last year, I expected to be with you today, but I did not anticipate that it would be in this role. Can I just say how privileged I am to address this meeting as your Chairman for the first time, after having served the company as Group Finance Director for 15 years.

On the platform to my right is Stuart Gulliver, Group Chief Executive. During his 31-year career with HSBC, Stuart notably built our Global Banking and Markets business into the tremendous success it is today. In a few minutes, I will ask Stuart to talk to you about his vision for the Company over the next few years.

Succeeding me as Group Finance Director is Iain Mackay. Iain, by contrast, is a relative newcomer to HSBC, joining the Group in 2007 as Chief Financial Officer for North America, moving later to take on the same role in Asia. Iain has extensive financial and international experience, most recently before joining HSBC, at GE.

These management changes followed the decisions of Stephen Green and Mike Geoghegan to step down at the end of last year. For their contribution over many years, we owe them a deep debt of gratitude. It fell to Stephen and Mike to lead the Group through the worst financial crisis since the 1930s, and the fact that your Group was able to navigate the crisis with its reputation and financial strength intact is a testament to their leadership.

There are several other changes to your Board that I would like to mention.

Sir Simon Robertson, our Senior Independent non-executive Director, also became Deputy Chairman on the first of December last year and in that role is a valuable mentor to both myself and Stuart.

I have noted that Vincent Cheng cannot be with us today as he had planned to be. After a distinguished 33-year career with the Group, including three as an Executive Director, and five as Chairman of The Hongkong and Shanghai Banking Corporation, Vincent retires at the conclusion of this meeting. I would like to thank him on behalf of the Board and shareholders for his huge contribution to the success of HSBC over many years, and to wish him well for the future. He will continue to be an adviser on Asian matters to The Hongkong and Shanghai Banking Corporation so we will continue to have access to his deep knowledge of the region and China in particular.

We were delighted to welcome Laura Cha, Deputy Chairman of The Hongkong and Shanghai Banking Corporation and one of Hong Kong's most influential business leaders, to the main Board in March. I have no doubt that her knowledge and expertise will further strengthen HSBC's position as Greater China's leading international bank.

Many of you will have noted Lord Davies' report on Women on Boards which set an aspirational target of 25% of Board positions at FTSE 100 companies to be filled by women by 2015. Shareholders will be pleased that we are at the leading edge of attaining such representation already. From the conclusion of this meeting, our four women directors will comprise 23.5% of our Board, and 30% of our independent directors, and we fully expect to exceed the target set for 2015.

I would like to turn briefly now to your Group's performance in 2010. Our profits recovered strongly, to US$19bn, thanks to our Personal Financial Services business returning to profit, continued strong growth in Commercial Banking, and another strong year from Global Banking and Markets.

Earnings per share more than doubled, and the Board approved dividends for 2010 totalling 36 cents per share, up from 34 cents the prior year. The Board plans to pay quarterly dividends of 9 cents per share for each of the first three quarters of 2011, with a variable fourth interim dividend. The dividend for 2010 at 36 cents represented almost 50% of our earnings, right in the middle of the target dividend payout ratio, under normal market conditions, of 40-60% that we have recently announced. Let me assure you that we know just how important dividends are to our shareholders, and our aim is clearly to maintain an upward progression of dividends.

Mainly as a result of profit retention during the year, our capital position also improved, with the core tier 1 ratio rising to 10.5% at the end of last year and to 10.7% at the end of the first quarter this year. We also continue to have a very strong liquidity position. At the end of 2010 and at the end of the first quarter of this year, our lending represented less than 80% of our deposit base and we have established a new maximum advances-to-deposits ratio for the Group of 90%. This means that we still have further capacity and appetite for lending growth, but it also signals our commitment to maintaining a high level of liquidity.

We believe that this financial strength positions us well for the regulatory change and policy challenges that still lie ahead for our industry.

The financial crisis caused a proper introspection into the role of banks in society and we welcome this. Banking is not simply about money. It is about helping individuals and organisations to meet personal and corporate objectives, by providing access to financial capital and protecting value for those who make capital available. Payment mechanisms, risk management products, the provision of credit, and deposit, investment and retirement services are just some of the ways in which we contribute to people's lives in, and the economic development of, the societies we support.

Society cannot function without an effective financial system, but it is also critical that banks are seen to contribute positively to the societies in which they operate. HSBC understands the responsibilities that attach to the systemic importance which continued success has built for HSBC in many of the markets in which we operate.

The crisis has also led to a regulatory reform agenda unprecedented in its scale and complexity. The shape of capital requirements is now broadly agreed, and we are confident that we are well structured and well capitalised for the changes envisaged.

This year, ongoing debate will be dominated by two areas. Firstly, consideration of the calibration of minimum liquidity standards and although HSBC is very well positioned in terms of liquidity and funding strength, we have expressed our concerns that the revised requirements look overly conservative, and could therefore jeopardise the still fragile economic recovery in much of the developed world. We are currently in the observation period preceding the formal introduction of the new requirements and we hope that this will inform a recalibration of these standards.

Another debate of importance to HSBC concerns the designation of 'Systemically Important Financial Institutions', which are due to be defined later this year. It is clear that, however they are defined, HSBC will be so designated, and we would want to be. We believe that there will be advantages for institutions designated as 'systemically important,' because over time we would expect to see a flow of business from fiduciaries and trustees who will see SIFIs as a more logical home for their business.

Here in the UK, where the Group is headquartered, we face two additional challenges. You will no doubt be aware of the government's plan to raise some £2.5bn annually through a levy on bank balance sheets.

Let me be clear. We take no issue with the right of the UK government to raise a levy on the banking industry, particularly when it has had to risk taxpayers' money to rescue a number of UK institutions.

However, as the proposed levy is to be applied to the consolidated Group balance sheet, it constitutes an additional cost of basing a growing multinational banking group in the UK. We estimate that this annual charge will amount to around US$600m in 2011, of which approximately two thirds would relate to our non-UK balance sheet. We regard the levy as akin to a distribution of profits and, should it be restructured in future, we intend to add any amount saved to future dividends paid to you, our shareholders.

Also in the UK, we await the final recommendations from the Independent Commission on Banking later this year. However, the ICB's interim recommendations on capital, ring-fencing, and competition were all within our expectations. Overall, we believe the principal risk we face from the ICB would be the creation of an unlevel playing field for banks operating in the UK. We are in dialogue with the Commission about this, and this dialogue continues to be constructive.

Now let me hand over to Stuart, who is going to talk about the strategic review that he has led, and how that will influence the future direction of the Group.

Stuart Gulliver, Group Chief Executive, said:

May I start by saying what a privilege it is to address my first Annual General Meeting as Group Chief Executive.

As shareholders, you will all be aware that HSBC had a relatively good crisis. Our financial strength, liquidity and diversity protected us from the worst of the downturn, and ensured our share price was less volatile than others. We did not seek direct support from any government anywhere in the world, either debt or equity. We were profitable throughout the crisis and we also paid US$31bn of dividends over the last four years.

Our 2010 results were a testament to the tremendous resilience of this Company; to our diversified client revenue streams; and to our broad geographic footprint. On a reported basis, pre-tax profit more than doubled to US$19bn, as all regions and customer groups returned to profit.

In the first quarter of this year profits increased in each of our faster-growing regions. There was double-digit revenue growth in many of our businesses. We continued to increase customer lending in all regions outside North America, including here in the UK, and with particularly strong growth in Asia and Latin America. Loan impairment charges once again fell significantly as economic conditions stabilised and we reduced portfolio risk and improved collections.

However, as expected, we faced revenue headwinds in the United States, and in Global Banking and Markets, notably in Balance Sheet Management. The underlying pre-tax profit of US$5.5bn in the first quarter of 2011 was lower than the strong first quarter of 2010, but substantially higher than the last quarter of 2010.

Now, we are a very large firm and one that delivers significant profits. But we are also complex, and we have struggled to tell a coherent story about why shareholders should own our shares in a recovery, as well as a defensive play in a crisis. As a consequence, we undertook a review of our strategy earlier this year, and two weeks ago, at our Strategy Day, we set out a compelling long-term vision for the firm, and outlined the actions we are taking in the short-term to deliver a better return to you, our shareholders. I'd like to give you a flavour of that now.

Now I know you understand our very distinctive position; one that is closely aligned to global economic and demographic trends.

We are present today in a network of more than 80 countries that will drive the global economy of tomorrow. Our network covers the majority of world trade and capital flows and provides connectivity between developed and emerging markets, as well as exposure to faster growing economies, notably in Asia. Our own HSBC research suggests that by 2050, 19 of the world's largest 30 economies will be from what are currently deemed emerging markets.

Having said that, developed markets will not become irrelevant any time soon. This is not a simple zero sum game. Many developed markets remain incredibly important, both as trading economies and centres of wealth. The key point therefore is that we will continue to sit in both the developed world and emerging markets - and this is our unique shareholder proposition.

These macro-trends therefore inform our strategy, which is to become the leading international bank, and there are two main elements to it.

First, we will build on our international network. Commercial Banking and Global Banking and Markets, both built organically, contributed over US$54bn in reported profits before tax between 2007 and 2010. Their continued success and growth is dependent upon HSBC's network. So we will strengthen our presence in those markets and businesses that are most relevant to global trade and capital flows.

Second, we will focus on centres of economic development and therefore wealth creation. We will invest to capture the wealth opportunity in the most significant markets. The phenomenal wealth being created in faster-growing economies opens up huge opportunities to build wealth management and private banking businesses in Asia, Latin America and the Middle East. At the same time, many mature markets which are centres of wealth, such as those in Europe, have significant unfunded government pensions which means people will have to save for their own retirement, again creating a catalyst for the wealth management industry. At the same time, we will restructure our retail banking business, focusing retail banking only in those markets where we can achieve profitable scale.

As Douglas has mentioned, the new Basel III regime will require us to hold higher levels of capital. One consequence of this is that we must be more disciplined in our allocation of capital to achieve our target of 12-15% return on equity over the cycle. In 2010 we achieved a return on equity of 9.5% on profit of US$19bn, so we would have had to achieve profit of US$24bn to reach the bottom end of the range in 2010, so this is in no way an unambitious target.

We will therefore need to be more hard-nosed and disciplined on how we invest. We will direct our investment towards higher-return markets and businesses, and scale back elsewhere. We are assessing each of our businesses against criteria to determine first its strategic relevance; and second, whether its actual or potential returns are attractive.

The results of this two-stage review will determine whether we invest in, turn around, continue with or exit each of our businesses. And to be crystal clear, we will discontinue those businesses that have low strategic relevance, unattractive returns and which do not provide funding for the rest of the Group. To give one example: earlier this year we announced we would wind down our retail banking business in Russia.

We are also reviewing our US businesses, where we have had long-standing troubles, against the same criteria. First, though, let me be clear, we have to be in the US - it is the world's largest economy and the largest source of investible funds. But we need to restructure, and focus on our core capability. We are reviewing the strategic fit of our credit card business and parts of the branch network. At the same time, we also see a major opportunity to serve the needs of international businesses in the US, particularly given the renaissance of US manufacturing on the back of competitive hourly wages and low-cost domestic energy sources within continental America.

Here in the UK, I want to assure you we see a strong future for HSBC across all key business lines. We will remain fully invested in the UK, which is a critical hub for commercial banking, Global Banking and Markets, and for capturing global trade flows. The UK is also one of those markets where we have the scale to be a competitive player in Retail Banking and we will also continue to build our Wealth Management businesses.

For the Group overall, in the past 18 months or so costs have risen significantly while our revenues have remained flat, so improving the Group's cost efficiency is as important as improving our capital allocation in driving higher returns for shareholders.

We have launched a programme which will help us to achieve sustainable cost savings of between US$2.5bn and US$3.5bn over the next three years. Let me explain how we will do this:

·	One, by implementing consistent business models globally for Commercial Banking and Retail Banking and Wealth Management;
·	Two, by re-engineering global functions and delayering our head offices;
·	Three, by re-engineering processes; and
·	Four, by streamlining our IT systems.

I would like to stress that this is not about shrinking the business, but about creating the capacity to reinvest in growth markets.

Across all of our businesses and geographies we have set clear targets for returns on risk weighted assets and for cost savings. We will do a full review of our progress at the Strategy Day, which will now become an annual event, and there will be further updates as we publish our quarterly information.

Finally, an important part of the execution of this strategy will be a renewed focus on and understanding of the values this Company must live by. At the heart of this is the expectation that every employee will act with courageous integrity, and that in all their dealings they will be dependable, open and connected. These are not just words; they will be reinforced with actions. We have initiated values training for the 300 most senior executives, and values will form part of their performance appraisals. We will ensure that these values and principles are understood and acted upon throughout the organisation.

We will work, as a management team, to win the highest esteem of you, our loyal shareholders. And by taking a rigorous approach to our strategy, combining it with a renewed focus on values and principles, we look forward to protecting and building on HSBC's reputation and prestige built over almost 150 years.

Group Chairman, Douglas Flint, on remuneration:

The financial crisis brought into sharp relief significant failings in the financial system which governments, supervisory authorities, and banks themselves, have taken steps to correct, learning from the experience gained from the analysis of the root causes of the crisis. The reform programme, as I mentioned earlier, is huge and complex. At its heart is a necessity for banks to play their proper role in long-term, sustainable value creation for society.

However, if banks are to play that role in value creation, it is necessary that they are able to recruit, train and retain the right talent. In today's globalised world, there is intense competition for the best people and, given HSBC's long history within, and connections to, the faster-growing developing markets, our best people are highly marketable.

I believe it would be irresponsible to allow our comparative advantages to wither by ignoring the market forces that exist around compensation, even though we understand how sensitive this subject is. Our duty to shareholders is to build sustainable value in the economic and competitive environment in which we operate, and our principal resource for achieving this is human talent.

Under the governance of the Board, we will continue to operate and apply remuneration policies and practices that take full recognition of best practice and are aligned with the long-term interests of shareholders.

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in 87 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,598bn at 31 March 2011, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                    Date: 27 May, 2011